UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prevention Insurance.com
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

741375208
(CUSIP Number)

Mr. Anthony Lococo

552 Lonsdale Street

Level 7

Melbourne, Australia 3000

+61 3 8393 1459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741375307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Copper Hill Assets Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,563,809
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,563,809
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,563,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%(1)
14.	Type of Reporting Person (See Instructions) CO

______________

(1) Based on 7,234,465 shares of common stock of the Company issued and outstanding on the date of this filing.

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CUSIP No. 741375307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony Lococo
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,563,809(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,563,809(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,563,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%(2)
14.	Type of Reporting Person (See Instructions) IN

_______________

(1) Represents 6,563,809 shares of common stock held by Copper Hill Assets Inc. (“Copper Hill”). The reporting person is a controlling shareholder and officer of Copper Hill.

(2) Based on 7,234,465 shares of common stock of the Company issued and outstanding on the date of this filing.

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CUSIP No. 741375307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marino Sussich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,563,809(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,563,809(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,563,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%(2)
14.	Type of Reporting Person (See Instructions) IN

_________________

(1) Represents 6,563,809 shares of common stock held by Copper Hill Assets Inc. (“Copper Hill”). The reporting person is a controlling shareholder and officer of Copper Hill.

(2) Based on 7,234,465 shares of common stock of the Company issued and outstanding on the date of this filing.

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Prevention Insurance.com., a Nevada corporation (the “Issuer” or “Company”). The Issuer’s principal executive offices are located at 552 Lonsdale Street, Melbourne, Australia 3000.

Item 2. Identity and Background

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Copper Hill Assets Inc., a British Virgin Islands corporation (“Copper Hill”), (ii) Marino Sussich, a director and a controlling shareholder of Copper Hill and (iii) Anthony Lococo, a director and a controlling shareholder of Copper Hill.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b) The business address for each of the Reporting Persons is the address of the Company.

(c) The principal occupation of each Reporting Person is venture capital investments.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No—for all Reporting Persons.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No—for all Reporting Persons.

(f) Copper Hill is a British Virgin Islands corporation and Messrs. Lococo and Sussich are Australian citizens.

Item 3. Source and Amount of Funds or Other Consideration

On September 25, 2019 (“Effective Date”), Prevention Insurance.com (the “Company”) and Copper Hill, Assets Inc., a British Virgin Island company and the Company’s largest shareholder (“Copper Hill”), entered into a Loan Conversion Agreement pursuant to which Copper Hill converted and discharged certain outstanding loans to the Company in exchange for certain shares of the Company’s common stock. The amounts of the loan converted by Copper Hill and the shares of common stock issued to Copper Hill are as follows:

Amount Discharged	Securities Issued to
by Copper Hill	Copper Hill in Exchange

$372,823	5,000,000 shares of Common Stock

The discharge of the amount set forth above, which includes any accrued and unpaid interest, is effective as of the Effective Date. No part of the loan was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item.

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Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain such Common Stock, and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a and b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 7,234,465 shares of Common Stock outstanding as of May 12, 2020 as reported by the Issuer in its Form 10-Q filed on May 12, 2020.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d) No person other than Copper Hill, Mr. Sussich or Mr. Lococo have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 5,000,000 securities beneficially owned.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit	Document

Exhibit A	Agreement of Joint Filing.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Copper Hill Assets Inc.

Date: May 15, 2020	By:	/s/ Anthony Lococo
Anthony Lococo
President

/s/ Anthony Lococo
Anthony Lococo

/s/ Marino Sussich
Marino Sussich

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Prevention Insurance.com shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Copper Hill Assets Inc.

Date: May 15, 2020	By:	/s/ Anthony Lococo
Anthony Lococo
President

/s/ Anthony Lococo
Anthony Lococo

/s/ Marino Sussich
Marino Sussich

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